Nicholas Lahanas Chief Financial Officer Central Garden & Pet Company 1340 Treat Boulevard, Suite 600 Walnut Creek, CA 94597 (925) 948-3649 nlahanas@central.com

March 8, 2021

VIA EDGAR

Mr. Robert Shapiro

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

RE:	Central Garden & Pet Company

Form 10-K for the Fiscal Year Ended September 26, 2020

Filed November 24, 2020

File No. 001-33268

Dear Mr. Shapiro:

Central Garden & Pet Company (the “Company”) responds to your comment letter dated February 1, 2021. For ease of reference, we have repeated your comments below followed by the Company’s responses.

Form 10-K for the period ended September 26, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

1.

Comment: Please expand your Gross Profit discussion to quantify the factors causing the change between periods and to explain the changes in cost of goods sold and occupancy costs. Refer to Item 303(a)(3)(i) of Regulation S-K.

Response: The Company acknowledges the staff’s comment and in future filings will expand its gross profit discussion to quantify, where material, the factors causing the change between periods and to explain the changes in cost of goods sold. The Company advises the staff that its use of the term “Cost of goods sold and occupancy costs” is historical in nature and originates from when the Company was primarily a distribution company and that it intends to transition to the use of “Cost of goods sold.” This will be a modification of the title only as the composition of the line item will not change.

1340 Treat Blvd., Ste. 600, Walnut Creek, CA 94597     •     (925) 948-4000     •     www.central.com

Use of Non-GAAP Financial Measures, page 30

2.

Comment: We note your presentation of the Non-GAAP measure EBITDA which you define as income before income tax, net other expense, net interest expense and depreciation and amortization. As you are adjusting net income by items other than those defined by EBITDA, please relabel the measure as “adjusted EBITDA” or eliminate the adjustment. See Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the staff’s comment, in future filings beginning with our Form 10-Q for the period ending March 27, 2021, the Company will relabel its non-GAAP measure representing income before income tax, net other expense, net interest expense and depreciation and amortization as Adjusted EBITDA. Following is an example of the Adjusted EBITDA disclosure the Company plans to include in future filings, subject to changes resulting from then current events:

Use of Non-GAAP Financial Measures

We report our financial results in accordance with accounting principles generally accepted in the United States (GAAP). However, to supplement the financial results prepared in accordance with GAAP, we use non-GAAP financial measures including non-GAAP net income and diluted net income per share, Adjusted EBITDA and organic sales. Management believes these non-GAAP financial measures that exclude the impact of specific items (described below) may be useful to investors in their assessment of our ongoing operating performance and provide additional meaningful comparisons between current results and results in prior operating periods.

Adjusted EBITDA is defined by us as income before income tax, net other expense, net interest expense and depreciation and amortization (or operating income plus depreciation and amortization expense). We present Adjusted EBITDA because we believe that Adjusted EBITDA is a useful supplemental measure in evaluating the cash flows and performance of our business and provides greater transparency into our results of operations. Adjusted EBITDA is used by our management to perform such evaluation. Adjusted EBITDA should not be considered in isolation or as a substitute for cash flow from operations, income from operations or other income statement measures prepared in accordance with GAAP. We believe that Adjusted EBITDA is frequently used by investors, securities analysts and other interested parties in their evaluation of companies, many of which present Adjusted EBITDA when reporting their results. Other companies may calculate Adjusted EBITDA differently and it may not be comparable.

We have also provided organic net sales, a non-GAAP measure that excludes the impact of businesses purchased or exited in the prior 12 months, because we believe it permits investors to better understand the performance of our historical business without the impact of recent acquisitions or dispositions.

The reconciliations of these non-GAAP measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are shown in the tables below. We believe that the non-GAAP financial measures provide useful information to investors and other users of our financial statements by allowing for greater transparency in the review of our financial and operating performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating our performance, and we believe these measures similarly may be useful to investors in evaluating our financial and operating performance and the trends in our business from management’s point of view. While our management believes that non-GAAP measurements are useful supplemental information, such adjusted results are not intended to replace our GAAP financial results and should be read in conjunction with those GAAP results.

From time to time in the future, there may be other items that we may exclude if we believe that doing so is consistent with the goal of providing useful information to investors and management.

	GAAP to non-GAAP Reconciliation Fiscal Year Ended September 26, 2020
	(in thousands)
	Total	Garden	Pet	Corp
Adjusted EBITDA Reconciliation
Net income attributable to Central Garden & Pet	$120,676	—	—	—
Interest expense, net	39,989	—	—	—
Other expense	4,250	—	—	—
Income tax expense	32,218	—	—	—
Net income attributable to noncontrolling interest	844	—	—	—

Sum of items below operating income	77,301	—	—	—
Income (loss) from operations	197,977	132,592	154,190	(88,805)
Depreciation & amortization	55,359	13,520	35,186	6,653

Adjusted EBITDA	$253,336	$146,112	$189,376	$(82,152)

If you have any questions about this filing or the Company’s responses, please contact me (925-948-3649 / nlahanas@central.com) or Howard Machek, Chief Accounting Officer (925-948-3655 / hmachek@central.com).

Very truly yours,

/s/ Nicholas Lahanas
Nicholas Lahanas
Chief Financial Officer

cc:	Timothy P. Cofer, Chief Executive Officer

Howard Machek, Chief Accounting Officer

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